
                                       EXHIBIT 11
                                  IONICS, INCORPORATED

                           COMPUTATION OF EARNINGS PER COMMON
                               AND COMMON EQUIVALENT SHARE


                                                      YEARS ENDED DECEMBER 31

                                                1993            1992            1991
Net Income                                   $13,807,000     $12,820,000     $8,278,000

Calculation of primary earnings per
share:

Weighted average common shares outstanding     6,935,000       6,756,000      5,568,000

Increase from assumed exercise of
stock options and investment of pro-
ceeds in treasury stock, based upon
average market prices                            125,000         163,000        135,000

Weighted average number of common and
common equivalent shares outstanding           7,060,000       6,919,000      5,703,000

Earnings per common and common
equivalent share                                   $1.96           $1.85          $1.45


Calculation of fully diluted earnings per share:

Weighted average common and common equivalent
shares outstanding used in calculation
of primary earnings per share                 7,060,000        6,919,000      5,703,000

Increase from assumed exercise of stock
options and investment of proceeds in
treasury stock, based upon year-end
market price                                      4,000           12,000          6,000

Weighted average number of common and
common equivalent shares used to calculate
fully diluted earnings per share              7,064,000        6,931,000      5,709,000

Earnings per common and common
equivalent share assuming full dilution           $1.95(A)         $1.85          $1.45


(A) Dilution is less than 3% so the primary basis was used for per share calculations.
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